EXHIBIT 4.20

Exhibit 4.20

INSTRUMENT OF AMENDMENT TO THE
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

The MDU Resources Group, Inc. 401(k) Retirement Plan (as amended and restated March 1, 2011) (the “K-Plan”), is hereby further amended, effective July 14, 2014, unless otherwise indicated as follows:

1.	By replacing the definition of “Eligible Employee” in Article I of the K-Plan with the following:

Eligible Employee - An “Eligible Employee” means each regular full-time Employee or part-time Employee scheduled to work at least 1,000 hours a year who is at least 18 years of age and who is actively employed by the Employer other than as a student, intern, or temporary employee as defined by the payroll practices of the Employer; provided, however, that a part-time Employee scheduled to work less than 1,000 hours a year who completes more than 1,000 hours of service within a twelve-month period beginning on the Employee’s employment date or in any subsequent Plan Year shall be an Eligible Employee. Notwithstanding the foregoing, unless specifically approved as an Eligible Employee by the Committee, an Employee of an Employer shall not be an Eligible Employee during any time when such Employee is 1) eligible to participate in a retirement plan which is a multi-employer plan as defined in Section 3(37) of ERISA to which the Employer contributes, or 2) covered by a collectively bargained unit which has not bargained for the Plan for such Employee. In addition, notwithstanding any provision of the Plan to the contrary, an Employee of an Employer shall not be an Eligible Employee if the Employee is classified as a student, intern, or temporary employee as defined by the payroll practices of the Employer, except that Davis-Bacon Employees described in Paragraph G-4 of Supplement G to the Plan who are temporary employees will become Eligible Employees upon the completion of one Hour of Service, and a student, intern, or temporary employee as defined by the payroll practices of the Employer who has completed more than 1,000 hours of service within a twelve-month period ending on or before December 31, 2010 shall be an Eligible Employee.

Explanation: This amendment allows Participating Affiliates the ability, under certain circumstances, to request and obtain approval to allow employees who participate in a multi-employer plan to participate in K-Plan.

2.	By replacing Supplement D-7, Provisions Relating to the JTL Group, Inc. Retirement Contribution Feature, in its entirety, with the following:

Supplement D-7

Provisions Relating to the
JTL Group, Inc.
Retirement Contribution Feature

D-7-1
Introduction. Effective January 1, 2005, JTL Group, Inc. (“JTL”) a Participating Affiliate in the Plan hereby established the Retirement Contribution Feature as described in this Supplement D-7. This Retirement Contribution shall be in addition to all other contributions provided by JTL pursuant to the Plan.

D-7-2
Eligibility to Share in the Retirement Contribution. In order to share in the allocation of any Retirement Contribution made by JTL pursuant to Paragraph 3 below for a given Plan Year, Participants must be an Eligible Employee of JTL. Unless specifically bargained for, eligible Employees covered by a collective bargaining agreement shall not be eligible to share in this Retirement Contribution feature, with the exception of, Eligible Employees of JTL participating in the Operating Engineers Local No. 800 & The Wyoming Contractors’ Association, Inc. Pension Trust Fund for Wyoming who shall be eligible to participate in this Retirement Contribution Feature, effective July 14, 2014. Participants who meet the preceding requirements are referred to herein as “Supplement D-7 Participants.”

D-7-3
Amount of Retirement Contribution Allocation. For each Plan Year, JTL shall provide eligible hourly Participants $1.55 (effective April 1, 2014) per hour of service as a Retirement Contribution. The amount of any such contribution for a Plan Year will be allocated to Supplement D-7 hourly Participants for each hour of service for which the Participant receives compensation, excluding Hours of Service pursuant to a prevailing wage agreement. In addition, JTL will credit eligible salaried Participants with a contribution equal to eight percent (8%) of Compensation. The amount of any such contribution for a Plan Year shall be allocated to Supplement D-7 Participants based upon their Compensation, excluding bonuses received while employed by the identified Participating Affiliate.

D-7-4
Vesting. Notwithstanding anything in Section 4.2 to the contrary, Supplement D-7 Participants shall be vested in their Retirement Contribution only upon completing three (3) years of Vesting Service as defined below; provided, however that Supplement D-7 Participants who were employed by Star Aggregates, Inc. on August 31, 2007, shall be fully vested.

A “Year of Vesting Service” means a Plan Year in which the Supplement D‑7 Participant is compensated for at least 1,000 Hours of Service. Service with a Supplement D-7 Company, the Company, and all Affiliates shall be recognized for purposes of this Paragraph, including, but not limited to, service that occurred prior to the effective date of Supplement D-7, applying these rules as if the Supplement D-7 Company (and its affiliates at that time) were Affiliates under the Plan. Notwithstanding the foregoing, a Participant shall be fully vested in his or her Retirement Contribution Account upon death, Disability, or upon attaining age 60.

D-7-5	Use of Terms. Terms used in this Supplement D-7 shall, unless defined in this Supplement D-7 or elsewhere noted, have the meanings given to those terms in the Plan.

D-7-6
Inconsistencies with the Plan. The terms of this Supplement D‑7 are a part of the Plan and supersede the provisions of the Plan to the extent necessary to eliminate inconsistencies between the Plan and the Supplement D-7.

Explanation: This amendment allows JTL Group, Inc. (JTL) employees who participate in the Operating Engineers Local No. 800 & The Wyoming Contractors’ Association, Inc. Pension Trust Fund for Wyoming to participate in JTL Retirement Contribution and be granted past service credit for vesting purposes.

3.	By replacing the following entry in Schedule B:

JTL Group, Inc. shall make supplemental contributions on behalf of its Davis-Bacon Employees in such amount as may be necessary to satisfy the Prevailing Wage Law’s required fringe cost without regard to any employer Matching and Profit Sharing Contributions pursuant to Supplement G.

Effective as of January 1, 2005, amended January 1, 2008, and amended July 14, 2014.
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Explanation: This amendment allows JTL Group, Inc. (JTL) employees who participate in the Operating Engineers Local No. 800 & The Wyoming Contractors’ Association, Inc. Pension Trust Fund for Wyoming to participate in the Supplement G Prevailing Wage (Davis-Bacon) feature.

IN WITNESS WHEREOF, MDU Resources Group, Inc., as Sponsoring Employer of the Plan, has caused this amendment to be duly executed by a member of the MDU Resources Group, Inc. Employee Benefits Committee (“Committee”) on this 7th day of July, 2014.

MDU RESOURCES GROUP, INC.
EMPLOYEE BENEFITS COMMITTEE

By:	/s/ Doran N. Schwartz
Doran N. Schwartz, Chairman

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